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October 21, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re: AGBA Acquisition Limited
Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A
Filed September 22, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comments received on October 20, 2022 from the Staff (the “Oral Comments”) regarding the Company’s revised Preliminary Proxy Statement on Schedule 14A filed on September 22, 2022 (the “Amendment No. 6”).

In connection with such comments, the Company has made the following revisions to the disclosure in Amendment No. 7 to the preliminary proxy statement (the “Amended Proxy”).

1.	We have clarified throughout the Amended Proxy that the Aggregate Stock Consideration (including the Holdback Shares) will be issued to TAG, and TAG only. We have also disclosed that TAG has agreed to an undertaking not to make any distribution of the Aggregate Stock Consideration (including the Holdback Shares) to its ultimate beneficial shareholders, provided that nothing in this undertaking shall prevent TAG, subject to compliance with applicable law from pledging or encumbering the Aggregate Stock Consideration (including the Holdback Shares) or selling or otherwise disposing of any or all of the Aggregate Stock Consideration (including the Holdback Shares) to any other person or persons for value consideration.

2.	Accordingly, the “Post-Share Distribution” structure chart under “Post-Business Combination Structure and Impact on the Public Float” on page 34 of Amendment No. 6 (and replicated on page 119) has been removed from the Amended Proxy, since there will no longer be a distribution of the Aggregate Stock Consideration by TAG to its ultimate beneficial shareholders. Related disclosure from “Security Ownership of Certain Beneficial Owners and Management” on pages 272-273 has likewise been removed.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Gordon Lee